EXHIBIT 12
Starbucks Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Sep 29, 2013	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010	Sep 27, 2009
Fiscal year ended
Earnings/(loss) (1)	$(229.9)	$2,059.1	$1,811.1	$1,437.0	$559.9
Income from equity investees	(251.4)	(210.7)	(173.7)	(148.1)	(121.9)
Distributed income from equity investees	115.6	86.7	85.6	91.4	53.0
Amortization of capitalized interest	2.6	2.2	1.8	1.2	1.0
Fixed charges, excluding capitalized interest	237.7	224.5	252.0	266.3	284.4
Total earnings/(loss) available for fixed charges	$(125.4)	$2,161.8	$1,976.8	$1,647.8	$776.4
Fixed charges:
Interest and debt expense(2)	$38.5	$35.9	$37.7	$37.7	$42.2
Interest portion of rental expense	209.6	191.8	218.7	233.5	245.1
Total fixed charges	$248.1	$227.7	$256.4	$271.2	$287.3
Ratio of earnings to fixed charges(3)	—	9.5	7.7	6.1	2.7
(1) Earnings/(loss) represents income/(loss) from continuing operations before income taxes.
(2) Includes amortization of debt-related expenses and interest capitalized during the period.
(3) For the fiscal year ended September 29, 2013, our earnings were insufficient to cover fixed charges by $373.5 million.